CB-339274

Certificate of Incorporation on Change of Name

I DO HEREBY CERTIFY that

China Advanced Construction Materials Group, Inc.

having by Special resolution dated 28th day of June Two Thousand Nineteen changed its name, is now incorporated under name of

Huitao Technology Co., Ltd.

Given under my hand and Seal at George Town in the
Island of Grand Cayman this 12th day of July
Two Thousand Nineteen

REGISTRAR OF COMPANIES
EXEMPTED
CAYMAN ISLANDS

An Authorised Officer,
Registry of Companies,
Cayman Islands.

Authorisation Code : 742070643421
www.verify.gov.ky
12 July 2019